June 10, 2010

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Attention: Cecilia Blye

Re:	The Western Union Company

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 26, 2010

File No. 1-32903

Ladies and Gentlemen:

On behalf of The Western Union Company, a Delaware corporation (the “Company”), I am writing in response to the comment contained in the comment letter dated May 28, 2010 (the “Comment Letter”) of the staff of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009. For the convenience of the staff’s review, I have set forth the comment contained in the Comment Letter along with the response of the Company.

Money Transfer and Payment Instrument Licensing and Regulation, page 12

1. We note from your disclosure on page 13 that you continue to provide services in Cuba, Syria, and Sudan. Please provide us with updated information on your contacts with Cuba, Syria, and Sudan since your letter to the staff dated August 28, 2006.

RESPONSE: As indicated in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, the Company provides limited money transfer services to Cuba, Syria and Sudan. Revenues from this business to date have been de minimis, and the Company expects that revenues with respect to Cuba, Syria and Sudan will remain de minimis compared to the Company’s total revenues. The Company’s total revenue for the year ended December 31, 2009 was $5,083.6 million. The Company’s revenues from its business involving services to Cuba, Syria and Sudan in the fiscal year ended December 31, 2009, and for the first three months of 2010, in the aggregate represented less than approximately 0.4% of the Company’s total revenue for those periods. The Company also supplementally informs the staff that the descriptions set forth in the letter of First Data Corporation to the staff dated July 25, 2006 with respect to the authority pursuant to which the Company operates in Cuba and Syria and the nature of its operations in those countries, and in the letter of Sidley Austin LLP on behalf of the Company to the staff dated July 25, 2006 with respect to the authority pursuant to which the Company operates in Sudan and the nature of its operations in that country, remain accurate in all material respects. The Company notes that as of May 31, 2010, the total number of independent third-party agents providing money transfer services of the Company in Cuba was one, with 155 locations, in Syria was three, with 47 locations, and in Sudan was five with 35 locations.

* * * * *

In addition, the Company acknowledges as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

12500 E Belford Avenue, M21A2    |    Englewood, CO 80112    |    www.westernunion.com

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing or the Company’s filings, please contact the undersigned at (720) 332-5683.

Very truly yours,

/s/ Sarah Kilgore

Sarah Kilgore

Associate General Counsel

The Western Union Company

cc:	Christina A. Gold

H. Christopher Owings
Assistant Director
Division of Corporation Finance

12500 E Belford Avenue, M21A2    |    Englewood, CO 80112    |    www.westernunion.com